Exhibit (a)(1)(J)

[memo]

                                 MANAGEMENT MEMO

To:                  Dime and NAMC Associates

From:                Franklin L. Wright
                     External Affairs/Investor Relations

Subject:             Dutch Auction Tender Offer

Date:                August 2, 2000
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         As you may know, on Tuesday, August 1st, Dime launched a "Dutch
Auction" tender offer to purchase about 13.6 million shares of our outstanding common stock. This was one of the initiatives that we announced on July 6th as part of the program to strengthen our franchise and enhance stockholder value. A copy of the press release announcing our tender offer is available through Dime's web site (www.dime.com).

         If you are a Dime stockholder, you will shortly be receiving a packet of information regarding our tender offer. If you own Dime stock through participation in the Dime Retirement 401(k) Investment Plan or the North American Mortgage Company Retirement and 401(k) Savings Plan, you will receive a letter specifically addressed to participants in those plans as well as the information packet.

         Although discussed in those letters, we specifically wanted to call your attention to a recent change in the procedures used in administering the 401(k) Plans. Under the old procedure, participants in the 401(k) plans were asked to send back instruction forms even if they did not want to participate in a tender offer. If you did not send back an instruction form, the old procedures required that shares held in these "no-response" accounts be tendered in the same proportion as all who did respond. Therefore, it was critical for you to respond to make sure that your instructions were followed.

         We modified this procedure because of the confusion that would result with two offers outstanding. Under the new procedures, a failure to respond to our tender offer or any other tender offer, including North Fork's hostile exchange offer, will now be considered an instruction not to tender shares held in your 401(k) account. Accordingly, if you do NOT wish to tender Dime shares held in your 401(k) account, no response is necessary.

         Similarly, if you do NOT wish to tender other Dime shares you may own outside of the 401(k) plan, no response is necessary.


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         Please note that your decisions with respect to Dime shares held in your 401(k) account are confidential. Finally, please note that our tender offer does not affect other stock-based compensation programs such as the Employee Stock Purchase Program or our stock option plans.

         If you have questions regarding our tender offer, please contact either the Investor Relations Department (212-326-6170), HRD Benefits (800-DIMEHRD or 800-346-3473), or Innisfree M&A, the Information Agent for our tender offer (888-750-5835).